Exhibit 14. Consent of Ernst & Young Ltd

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Form 20-F of UBS AG of our report dated 4 February 2004, except for notes 1 and 2a, as to which the date is 30 March 2004, in connection with the consolidated financial statements of UBS AG for the year ended 31 December 2003. We also consent to the incorporation by reference in UBS AG’s Registration Statements on Form S-8 (File Nos. 333-57878, 333-50320, 333-49216, 333-49214, 333-49212, 333-49210 and 333-103956) and Form F-3 (File Nos. 333-52832, 333-52832-01 to -03, 333-46216, 333-46216-01 and -02, 333-46930, 333-64844, 333-62448 and 333-62448-01 to -04), of our report dated 4 February 2004, except for notes 1 and 2a, as to which the date is 30 March 2004, in connection with consolidated financial statements of UBS AG for the year ended 31 December 2003 included in this Annual Report (Form 20-F).

Ernst & Young Ltd

/s/ Roger K. Perkin	/s/ Peter Heckendorn

Roger K. Perkin	Peter Heckendorn
Chartered Accountant	lic. oec
in charge of the audit	in charge of the audit
Basel, Switzerland
30 March 2004